Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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(212) 818-8881		(212) 818-8638
email address
eschwartz@graubard.com

March 2, 2020

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Re:	PAVmed Inc.
Registration Statement on Form S-3
Response dated January 30, 2020
File No. 333-235335

Ladies and Gentlemen:

On behalf of PAVmed Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated February 18, 2020, relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and italics, and set forth the Company’s response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-3

General

1.	We continue to evaluate your response to prior comment 1. Please provide us additional support for your position that Alto is not purchasing the 2019 Notes with a view to distributing the underlying shares to the public. In your response, please provide us with a schedule that provides the dates and prices for conversions of the 2018 Note. Also explain whether Alto typically sells or otherwise disposes of the underlying shares shortly after conversion, including in settlement of short sales.

The Company respectfully believes that Alto Opportunity Master Fund, SPC – Segregated Portfolio B and Alto Opportunity Master Fund, SPC – Segregated Portfolio C (together, the “Alto Funds”) did not purchase the 2019 Notes with a view to distributing the underlying shares.

Securities and Exchange Commission March 2, 2020 Page 2

Based on our telephone call on February 21, 2020, we believe the Staff’s concerns in this regard stem in part from a misreading of the netting provisions of the Series B Notes in a manner that would cause it to resemble an “equity line” transaction. In this response, and in the response to your second comment below, we would like to clarify how the netting provisions work and distinguish this transaction (a PIPE transaction) from an equity line.

In an equity line, the issuer has the right to require an investor to purchase securities over a set period of time and up to a set dollar limit, at a discount to market price. Generally, the issuer may exercise this right from time to time after the effectiveness of the registration statement registering the resale of the securities by the investor. The investor does not pay any consideration up front, but rather is only required to deliver consideration to the issuer to purchase the securities when the issuer exercises its right to sell securities to the investor. In addition, in an equity line, the investor generally does not hold restricted securities for any significant period of time. As a result of the delayed investment decision, the lack of any consideration paid up front, the lack of any significant period of time holding restricted securities and the corresponding lack of market risk, the SEC views the resale of the securities acquired in an equity line as a primary offering and the investor as an “underwriter.” (See Questions 139.12 and 139.13 of the SEC’s Compliance and Disclosure Interpretations, Securities Act Sections.)

The Company believes that the sale of the 2019 Convertible Notes constitutes a “PIPE” transaction, and does contain the elements that distinguish an equity line transaction. As noted above, in an equity line transaction, there is no market risk with respect to the securities, because no payment is made by the investor until the time of election by the issuer to sell the securities and the securities are not held for a significant period of time after such payment. In contrast, in a PIPE transaction, the consideration is paid and restricted securities acquired up front at the closing, and the investor is at market risk from such time, while the securities are not available to be resold for at least six months (pursuant to Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended (the “Securities Act”)) or until their subsequent registration for resale. In the instant case, the Alto Funds paid in full a set purchase price for a set amount of the 2019 Convertible Notes at the closing, will hold the 2019 Convertible Notes for a significant period of time and, therefore, will bear market risk for the 2019 Convertible Notes, as more fully described below.

The Alto Funds Paid the Full Purchase Price at Closing

As discussed in our prior letter, the Alto Funds fully paid the purchase price of the Series A Notes with cash and fully paid the purchase price of the Series B Notes with a full recourse promissory note secured by cash or cash equivalents (the “Investor Notes”), which Investor Notes are considered “payment in full” under Rule 144. The Alto Funds have delivered actual consideration to the Company up front at the closing and have lost the ability to use the collateral for any other purpose (the sole exception, being the ability to change the form of cash equivalents). The 2019 Convertible Notes further constitute “restricted securities” under Rule 144, and may not be resold without an exemption or registration under the Securities Act. The Alto Funds are required to prepay in full the Investor Notes if certain conditions outside of the control of the Alto Funds are met. If those conditions are met, the Alto Funds have no right to effect an optional netting with respect thereto and are required to either pay such amount in cash or the Company will have the rights of a secured party with respect to the collateral for the Investor Notes.1

[1]	See last sentence of Section 7(b) of the Investor Note (“In no event shall the Investor have the right to elect to effect any Investor Optional Netting with respect to any Mandatory Prepayment Amount that is due and payable.”) and the last sentence of Section 3(a) of the Master Netting Agreement (“In no event shall the Investor have the right to elect to effect any Optional Netting with respect to any Mandatory Prepayment Amount (as defined in the Investor Note) that is due and payable.”)

Securities and Exchange Commission March 2, 2020 Page 3

The Alto Funds Will Bear Market Risk

As discussed on our telephone call, the Staff was concerned with the nature of “netting” rights in the Investor Notes and how such rights effected the investment decision and market risk. We believe that the Alto Funds completed the purchase of the 2019 Convertible Notes at the time of the initial closing and that the Alto Funds have borne full market risk on the securities from the time of issuance of the securities.

As discussed in “The Alto Funds Paid the Full Purchase Price at Closing” above, the Company could have satisfied the mandatory prepayment conditions and required payment in full of the Investor Notes at any time. The Alto Funds have no further “investment decision” to make and bear the full market risk of that occurrence. We acknowledge, however, that as of June 1, 2020, after bearing over six months of market risk, the Alto Funds would thereafter be granted the right to cancel the Series B Notes, in whole or in part, using the optional netting provision.2 We disagree with the Staff, however, that having such a right after six months would make this structure resemble an equity line. The right becomes inoperative if the conditions requiring mandatory prepayment are met, all of which are outside of the Alto Funds control. Furthermore, it is not uncommon in convertible securities to grant a holder a redemption right after some period of time, which would be similar in effect to the optional netting provision. In this transaction, that right will commence on June 1, 2020, over six months after the issuance thereof. We believe that six months of full market risk is significant and characterization of the 2019 Convertible Notes as an equity line (in which the investor bears no market risk) is not appropriate.

[2]	See the first sentence of Section 7(b) of the Investor Note (“Notwithstanding anything herein to the contrary, the Investor may, (I) on or after the May 31, 2020 (such date, the “Eligible Optional Netting Date”) . . . Net, in whole or in part, any Permitted Amount (as defined in the Master Netting Agreement) of any Unpaid Amount (as defined in the Master Netting Agreement) owed by the Investor to the Company under this Note”)

Securities and Exchange Commission March 2, 2020 Page 4

Notwithstanding the foregoing, and in the interest of concluding this review, the Alto Funds have expressed to the Company that they will prepay the Investor Notes in full prior to the Company requesting acceleration of this registration statement.

Structure Promotes Holding the 2019 Convertible Notes as Evidenced by Historical Behavior

Viewed as a PIPE transaction, the structure of the transaction corroborates the assertion that the Alto Funds did not purchase the 2019 Convertible Notes with a view toward distributing the underlying shares. Rather, the structure evidences the parties’ expectation that the 2019 Notes would be held for a lengthy period of time prior to any conversions or resales of the underlying shares of common stock, because the relatively high conversion price ($1.60 per share compared to a market price of $0.89 per share at the time of issuance) would make it unlikely that conversions would take place until the first Installment Date (almost five months after the time of issuance). In this regard, there is no provision for the 2019 Convertible Notes to be converted at a floating conversion price prior to the first Installment Date. The Company would like to highlight that the timing of the first Installment Date roughly approximates the six-month holding period of restricted securities (the 2019 Convertible Notes) after which, according to Rule 144, the Alto Funds would fall within the SEC’s safe harbor from underwriter status, as a result of the tacking provisions in paragraph (d)(3)(ii) of the rule.

The structure of the Notes also evidences the parties’ expectation that conversions and resales would thereafter occur gradually, because the amortization schedule for the 2019 Convertible Notes runs for approximately 18 months. While the Alto Funds have significant control over the timing of conversions, there are substantial limitations on their conversion rights and the ability to sell shares following conversion. For example, the Alto Funds may not effect a conversion if as a result the Alto Funds would beneficially own in excess of 4.99% (so at the conversion price, this provision operates to prohibit conversion of a substantial portion of the 2019 Notes) and the sale of shares by the Alto Funds received in a conversion via “acceleration” of repayment of principal installment amounts is subject to daily volume limits.

As discussed in our prior correspondence, the Company’s experience with the 2018 Convertible Note bears out the foregoing assertion. The 2018 Convertible Note was fully paid in cash at the time of issuance and the investor bore market risk from such date by holding restricted securities (i.e., the 2018 Convertible Note) for a significant period of time. None of the 2018 Convertible Note was converted prior to March 20, 2019 and only 17.1% of the principal balance of the 2018 Note was converted into shares of the Company’s common stock prior to the expiration of the six month holding period on June 27, 2019, with 0.7% converted in March 2019, 2.7% in April 2019, 4.7% in May 2019 and 9.0% in June 2019. Most of the remaining 82.9% was converted gradually over a period of more than six months, at a time when the Alto Funds were eligible to convert the 2018 Note and resell the shares pursuant to Rule 144, even without a registration statement.

Securities and Exchange Commission March 2, 2020 Page 5

The Company is providing, on a supplemental basis under a request for confidential treatment pursuant to Rule 83, the requested schedule of dates and prices for conversions of the 2018 Note that took place prior to the availability of the Rule 144 safe harbor (i.e., prior to June 27, 2019). Because the Company believes the conversions that took place after the expiration of the six-month holding period (i.e., on or after June 27, 2019) fall within the safe harbor from underwriter status provided by Rule 144, and because the requested schedule would include data that is sensitive and proprietary to the Alto Funds, the Company respectfully requests that it be permitted to withhold information about dates and prices for conversions that took place on or after such date.

The schedule also includes information provided by the Alto Funds concerning the length of time the Alto Funds held conversion shares prior to their resale. While the Company and the Alto Funds have provided this latter information, the Company respectfully submits that, in the case of shares underlying convertible securities, the SEC’s rules and regulations (including the tacking provisions of Rule 144) and interpretive guidance relating to PIPE transactions (including Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.11) clearly indicate that the period of time an investor is at market risk with respect to the convertible securities (i.e., the 2018 Convertible Notes) is considered in determining whether the investor is acting with a view toward distributing the underlying securities (i.e., the shares issued upon conversion). Note that, under the purchase agreement for the 2018 Convertible Notes, the Alto Funds are prohibited from engaging in short sales below the fixed conversion price of the 2018 Convertible Note (below which the common stock traded for the entirety of 2019).

2.	Based on your response to prior comment 2, we do not understand how Alto is irrevocably bound to purchase the Series B Note given that Alto may “net” the respective notes and thereby avoid any obligation to provide you with cash or other consideration. In this regard, we note that pages 5-7 of your response indicate that Alto would not have engaged in the Series B transaction absent “protections” afforded by the netting arrangement to prevent investment loss. Accordingly, please revise to remove the shares issuable upon conversion of the Series B Note or provide us additional analysis explaining how Alto presently is at market risk with respect to the Series B Note.

As noted in our response to comment one, the Company continues to believe that Alto Funds are at market risk with respect to the Series B Notes, because the Investor Notes issued by the Alto Funds in payment for the Series B Notes constitute payment in full in accordance with Rule 144, and because the Investor Notes are subject to mandatory prepayment in full (i.e., the Alto Funds must provide cash for the full purchase price of the Series B Notes), subject only to conditions that are outside the Alto Funds’ control.

Securities and Exchange Commission March 2, 2020 Page 6

As discussed in our prior correspondence, the netting arrangements are in place primarily to provide additional procedural protections in bankruptcy (note that the Alto Funds have a first priority security interest in all the Company’s assets, and would be first in line for repayment in the event of bankruptcy in any event, the main difference being the increased cost and timing enforcing its rights as a secured creditor in a bankruptcy process). The netting arrangements are not intended to undermine the irrevocable commitment by the Alto Funds to acquire the Series B Notes or to provide the Alto Funds with an option whether or not to fund the purchase price thereof. Indeed, once the conditions to mandatory prepayment have been satisfied, the Alto Funds no longer have the right to elect to effect any optional netting (see footnote 1 above).

Notwithstanding the foregoing, the Company will not request an acceleration of the effectiveness of the Registration Statement until the Alto Funds have transferred cash to the Company for the full purchase price of the Series B Notes, and thereafter the netting arrangements will no longer be operative and the Series B Notes will be identical to the Series A Notes. Accordingly, the Company respectfully submits that this comment is no longer applicable.

* * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc:	Mr. Dennis M. McGrath